UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CAMTEK LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.01 per share
(Title of Class of Securities)

M207 91105
(CUSIP Number)
Lior Aviram, Adv. Shibolet & Co. Museum Tower 4 Berkowitz St. 64238 Tel Aviv, Israel Tel: 972-3-777-8333 Fax: 972-3-777-8444	Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 Tel: 212-715-9486 Fax: 212-715-8085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. M207 91105	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Priortech Ltd. (formerly “PCB Ltd.”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,906,923 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. M207 91105	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Rafi Amit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,906,923 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Yotam Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,445 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
104,445 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
8,906,923 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,011,368 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 5 of 6 Pages

Introduction

This Amendment No. 6 (this “Amendment”) relates to the Schedule 13D filed on August 19, 2002 (as amended and supplemented to date, the “Schedule 13D”) by the reporting persons relating to the ordinary shares, NIS 0.01 per share (the “Ordinary Shares”) of Camtek Ltd. (the “Issuer”), whose principal executive offices are located at Ramat Gavriel Ind. Zone, P.O.Box 544 Migdal Ha'emek 23150, Israel.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment, the information contained in the Schedule 13D has not been updated or amended.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to add the following:

“As previously disclosed, on February 11, 2019, Priortech Ltd. (“Priortech”) entered into a Share Transfer Agreement (the “Share Transfer Agreement”) with Chroma ATE Inc. ("Chroma"), pursuant to which Chroma acquired a total of 6,117,440 Issuer Ordinary Shares from Priortech for $58.1 million. On June 18, 2019, upon the satisfaction of the closing conditions of the Share Transfer Agreement, the transactions contemplated by the Share Transfer Agreement were consummated. In addition, Chroma also consummated the purchase of 1,700,000 Ordinary Shares from the Issuer for $16.2 million pursuant to the agreement entered into between Chroma and the Issuer on February 11, 2019, as previously disclosed.

As of June 18, 2019, Priortech and Chroma together hold 16,724,363 Issuer Ordinary Shares, which, constitute 43.52% of the issued and outstanding Issuer Ordinary Shares.

The foregoing description of the Share Transfer Agreement is qualified in its entirety by reference to the full text of the Share Transfer Agreement, a copy of which is incorporated herein by reference to Exhibit 99.4 of Amendment No. 5 to the Schedule 13D.”

Item 5.  Interest in Securities of the Issuer.

(a) – (b) is hereby restated in its entirety as follows:

“(a) and (b) As of the date hereof, Priortech beneficially owns 8,906,923 Issuer Ordinary Shares, representing approximately 23.18% of the issued and outstanding Issuer Ordinary Shares.  To the knowledge of Priortech, none of the directors or executive officers of Priortech beneficially own any Issuer Ordinary Shares, other than as described below.
As a result of a voting agreement among each of Messrs. Rafi Amit and Yotam Stern, each of these individuals may be deemed to beneficially own the 8,906,923 Issuer Ordinary Shares owned by Priortech and may be deemed to share the power to vote and dispose of all such Issuer Ordinary Shares.

As of the date hereof, Mr. Rafi Amit beneficially owns 8,906,923 Issuer Ordinary Shares, or approximately 23.18% of the outstanding Issuer Ordinary Shares.  Mr. Amit shares the power to vote and dispose of 8,906,923 Issuer Ordinary Shares owned by Priortech. As of the date hereof, Mr. Amit does not have the sole power to vote and dispose of any Issuer Ordinary Shares.

As of the date hereof, Mr. Yotam Stern beneficially owns 9,011,368 Issuer Ordinary Shares, or approximately 23.45% of the outstanding Issuer Ordinary Shares.  Mr. Stern shares the power to vote and dispose of 8,906,923 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 104,445 Issuer Ordinary Shares.”

CUSIP No. M207 91105	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

Priortech Ltd.

By:	/s/ Dror Ozeri
Name: Dror Ozeri
Title: Chief Executive Officer

By:	/s/ Rafi Amit
Rafi Amit

By:	/s/ Dror Ozeri
Dror Ozeri